Exhibit I-1

This exchange offer or business combination is made for the securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[Translation]

July 21, 2016

To whom it may concern

Company: RETAIL PARTNERS CO., LTD.
Name of Representative: Yasuo Tanaka, President and Representative Director
(Code: 8167; Second Section of Tokyo Stock Exchange)
Contact: Minoru Shimizu, Director
(Tel: +81-835-20-2477)

Company: Marukyo Corporation
Name of Representative: Toshio Saita, Chairman, Representative Director, and CEO
(Code: 9866; Fukuoka Stock Exchange)
Contact: Yoichi Yasuoka, General Manager of General Affairs Department
(Tel: +81-92-501-5221)

Notice Concerning Execution of MOU for the Business Integration through Share Exchange between

RETAIL PARTNERS CO., LTD. and Marukyo Corporation

RETAIL PARTNERS CO., LTD. (“Retail Partners”) and Marukyo Corporation (“Marukyo”) hereby announce as follows that each company resolved at its Board of Directors meeting held today to execute a memorandum of understanding (the “MOU”) for a business integration between the two companies (the “Business Integration”).

Retail Partners and Marukyo will proceed with detailed consultation for the Business Integration and plan to execute a definitive agreement for the Business Integration in late October 2016.

1.                            Purpose of the Business Integration

The business environment for the food-based supermarket industry, which is the primary business of both companies, is becoming increasingly harsh as the Japanese population continues to decline and becomes older and competition between general merchandise stores, convenience stores, drug stores, discount stores and the like intensifies and reaches across established business categories.  The movement towards industry reorganization through corporate integration is also continuing to accelerate in the food-based supermarket industry, and it is believed that competition will continue to intensify even more in the future.

Retail Partners was formed through the business integration of Marukyu Co., Ltd. (“Marukyu”) and Marumiya Store Co., Ltd. (“Marumiya Store”) on July 1, 2015, with the purpose of (i) building an alliance of companies whose main businesses are food-based supermarkets in the Shikoku and Chugoku regions, the Kyushu region and the Kinki region, (ii) strengthening their competitiveness and business foundations by combining their expertise and management resources and (iii) aiming to enable each of those operating subsidiaries to achieve growth and increased corporate value as robust local supermarkets.  The Retail Partners group has now expanded to 144 food-based supermarket stores and 26 discount stores in the Chugoku and Kyushu regions.  Marukyu and Marumiya Store, which became operating subsidiaries of the holding company Retail Partners as a result of such business integration, have established a business integration committee to generate synergistic effects from the integration and have been successfully making an effort to some extent in streamlining operations of the stores, cutting fixtures and material procurement costs, and educating personnel.

At the same time, in order to enjoy the benefits of the aforementioned synergistic effects and achieve further increase in the corporate value of the Retail Partners group, it is necessary to expand and deepen alliances with other competitors in the same industry that possess outstanding expertise.  In particular, the Retail Partners group has sought alliances with other prominent competitors in the same industry in Fukuoka Prefecture, based on the perception that in addition to Marukyu, which has been developing its business mainly in Yamaguchi Prefecture, and Marumiya Store, which has been developing its business mainly in Oita Prefecture, it is essential for the Retail Partners group to welcome into its alliance of local supermarkets another like-minded and prominent competitor in the same industry whose business is based in Fukuoka Prefecture, lying between the prefectures of Yamaguchi and Oita.

Since opening its first store in the Zasshonokuma region of Fukuoka Prefecture in 1964, Marukyo has continued to expand its business primarily in that prefecture, presently operating 88 stores.  Based on the concept of “providing good fresh products at cheap prices,” Marukyo has aspired to be a company which is closely linked to its region and respects communication with its customers, and it has achieved stable growth by providing the customers in its region with good quality products, focusing on foodstuffs.  At present, Marukyo has eight distribution centers in and around Fukuoka City (for food products, frozen foods, daily commodities, meat, meat processing center, vegetables and fruit, fresh fish, and household dishes) and delivers fresh and cheap products to its customers every day.

On the other hand, the decline in market size due to an acceleration of the aging society and an increase in openings of discount stores have given rise to expectations that the food-based supermarket industry in the Kyushu region will experience a dramatic increase in competition, and it is anticipated that this harsh market environment will continue.  Faced with these conditions, Marukyo believes that in order to achieve growth as a local supermarket that has roots in its region, it is necessary to further strengthen its competitive edge in terms of “products,” “personnel,” and “stores” and to establish a robust management bases.  In particular, Marukyo has deliberated a variety of options, including alliances with other competitor in the same industry to supplement the management resources it currently lacks, based on a perception that it is essential for Marukyo to increase its products’ competitiveness by expanding its range of fresh food products and household dishes, improving the freshness in its products, and increasing further value to its products.

Under these circumstances, Retail Partners and Marukyo are both developing businesses in neighboring regions as food-based supermarkets that support the daily lives of the people living in those regions, and they have come to share each other that, in the recent difficult environment food-based supermarkets are facing, it is vital to create alliances with other prominent competitors in the same industry to mutually supplement management resources in order to continue making a contribution to regional communities and to continue being food-based supermarkets favored by their customers.

On this basis, Retail Partners and Marukyo have, as fellow food-based supermarkets that have roots in their local regions, recognized that they have no option but to seek to increase their competitiveness by integrating their management resources and expertise while maintaining mutual respect for each other’s independency and autonomy, and they have consequently reached basic agreement regarding business integration with Retail Partners as the holding company and Marukyo as an operating subsidiary based on the spirit of equality.  It is anticipated that as a result of the Business Integration, the consolidated sales of Retail Partners will reach approximately 230 billion yen and the consolidated ordinary income of Retail Partners will reach approximately 7.5 billion yen.  It is believed that by seeking to combine individually developed best practices of both companies, including those related to streamlined operation of the stores, product policies, store development, and improvement in customer services, by sharing information and expertise and exchanging personnel, and as a result of pursuing the advantages of scale, management bases of the entire Retail Partners group, including Marukyo, will be further strengthened, and such business integration will contribute to increase in the corporate value of both companies.

After the Business Integration, both companies will seek to bring together competitors in the same industry having prominent expertise in the Shikoku and Chugoku regions and the Kinki region, deepen alliances between food-based supermarkets, attempt to overcome the limits on growth for local supermarkets, and endeavor to increase the corporate value of the entire Retail Partners group, including Marukyo.

2.                            Outline of the Business Integration

(1)                       Method of the Business Integration

The Business Integration will be conducted through a share exchange (kabushiki-kokan) (the “Share Exchange”) where Retail Partners becomes the sole parent company and Marukyo becomes the wholly owned subsidiary company.

Based on the assumption that necessary permits and approvals from relevant authorities will be obtained and other necessary measures will be taken in order to conduct the Business Integration, the Share Exchange will be effective on March 1, 2017 after the approval for executing an agreement for the Share Exchange (the “Share Exchange Agreement”) is obtained at Retail Partners’ Extraordinary Shareholders Meeting to be held in late December 2016 (the “Retail Partners’ Extraordinary Shareholders Meeting for Approval”) and at Marukyo’s Annual Shareholders Meeting to be held in the middle of December 2016.

(2)                       Schedule for Business Integration

Date of resolution by the Board of Directors for the resolution to execute the MOU (both companies)	July 21, 2016 (today)

Date of executing the MOU (both companies)	July 21, 2016 (today)

Record date for the Annual Shareholders Meeting (Marukyo)	September 30, 2016 (planned)

Date of executing the definitive agreement for the Business Integration (including the Share Exchange Agreement) (both companies)	Late October 2016 (planned)

Annual Shareholders Meeting for the approval of the Share Exchange Agreement (Marukyo)	Mid-December 2016 (planned)

Extraordinary Shareholders Meeting for the approval of the Share Exchange Agreement (Retail Partners)	Late December 2016 (planned)

Last trading date (Marukyo)	February 23, 2017 (planned)

Delisting date (Marukyo)	February 24, 2017 (planned)

Effective date of the Share Exchange	March 1, 2017 (planned)

Note 1:                                    The schedule for the Business Integration may be changed through discussions between both companies for procedural necessity or for other reasons.

Note 2:                                    The schedule for the Retail Partners’ Extraordinary Shareholders Meeting for Approval, such as the date of public notice of the record date for the meeting and the record date for the meeting, will be decided by the time the definitive agreement for the Business Integration is executed.

(3)                       Allocation Contents for the Share Exchange

In the Share Exchange, Retail Partners will deliver certain shares of common stock in Retail Partners to the shareholders of Marukyo.  The share exchange ratio will be decided through discussions between Retail Partners and Marukyo based on relevant factors, such as the results of the scheduled due diligence to be conducted by each of Retail Partners and Marukyo and the results of share price calculations by third party calculation agents, by the time the definitive agreement for the Business Integration is executed.

(4)                       Management System After Business Integration (Planned)

(i)                           Trade Names and Head Office Locations

The respective trade names and head office locations of Retail Partners and Marukyo will not change as a result of the Business Integration.

(ii)                        Management System of Retail Partners

With respect to the management system of Retail Partners after the Business Integration, in addition to the present Directors of Retail Partners who will remain in office, Marukyo will appoint the following three persons as new Directors (one of whom will be an Outside Director) of Retail Partners.  Of those Directors, the Chairman, Representative Director, and CEO of Marukyo will be appointed as the Chairman and Representative Director of Retail Partners.  As a result, Retail Partners will have three Representative Directors in total and ten Directors (three of whom will be Outside Directors) in total.

Chairman and Representative Director	Toshio Saita (presently the Chairman, Representative Director, and CEO of Marukyo)

Director	Shunichi Tomimatsu (presently the President, Representative Director, and COO of Marukyo)

Outside Director	Tomoyuki Fujii (presently an Outside Director of Marukyo (a full-time member of the Audit and Supervisory Committee))

(iii)                     Other matters

Retail Partners and Marukyo will further discuss and decide other matters related to the management system after the Business Integration.

(5)                       Handling of Share Options (shinkabu yoyakuken) and Bonds with Share Options (shinkabu yoyakuken tsuki shasai) in connection with the Share Exchange

As of today, Marukyo has not issued any share options or bonds with share options.

3.                            Basis for Calculation, etc. of Allotment Contents Related to the Share Exchange

The share exchange ratio in the Share Exchange will be decided based on relevant factors, such as the results of the scheduled due diligence to be conducted by each of Retail Partners and Marukyo and the results of share price calculations by third party calculation agents, by the time the definitive agreement for the Business Integration is executed.

4.                            Prospects and Reasons for Delisting

If the Share Exchange is conducted, Marukyo will become a wholly owned subsidiary company of Retail Partners on the effective date of the Share Exchange (March 1, 2017), and so prior to that, the shares of common stock in Marukyo are, in accordance with the delisting criteria of the Fukuoka Stock Exchange, expected to be delisted on February 24, 2017 (the last trading day is planned to be February 23, 2017).  However, the shares of common stock in Retail Partners that are to be allotted for each share of common stock in Marukyo as consideration for the Share Exchange are listed on the Second Section of the Tokyo Stock

Exchange, and it will still be possible to trade those shares of common stock in Retail Partners on the Second Section of the Tokyo Stock Exchange on and after the effective date of the Share Exchange, so it will be possible to continue providing each shareholder of Marukyo that is to be allotted 100 shares (which constitutes one share unit) or more of common stock in Retail Partners with liquidity for each unit of those shares.  Each shareholder of Marukyo that is to be allotted less than 100 shares of common stock in Retail Partners and any other holder of shares that constitute less than one share unit will not be able to sell shares constituting less than one share unit on the Second Section of the Tokyo Stock Exchange, but such a shareholder will, upon that shareholder’s request, be able to take advantage of the system of the demand for purchase from holders of shares less than one unit or the system of demand for sale to holders of shares less than one unit.  In addition, if a shareholder of Marukyo is to be allotted any fraction of less than one share in Retail Partners, then the shareholder of Marukyo will, in accordance with Article 234 of the Companies Act, be paid an amount corresponding to that fraction of less than one share, and stock corresponding to the fraction of less than one share will not be allotted to the shareholder of Marukyo.

5.                            Outline of Parties to Business Integration

		Sole parent company in share exchange	Wholly owned subsidiary company in share exchange

(1)	Name	RETAIL PARTNERS CO., LTD.	Marukyo Corporation

(2)	Location	1936 Edomari, Hofu, Yamaguchi	5-3-1, Yamada, Onojo, Fukuoka

(3)	Name and Title of Representative	Yasuo Tanaka, President and Representative Director	Toshio Saita, Chairman, Representative Director, and CEO

(4)	Description of Business	Group business management	Retailing of general foodstuffs, fresh food products, daily commodities, etc.

(5)	Capital	4,000 million yen (as of February 29, 2016)	5,996 million yen (as of March 31, 2016)

(6)	Date of Incorporation	March 12, 1954	December 3, 1964

(7)	Number of Shares Issued	28,347,628 shares (as of February 29, 2016)	15,675,000 shares (as of March 31, 2016)

(8)	Fiscal Year End	End of February	September 30

(9)	Number of Employees	1,138 (consolidated) (as of February 29, 2016)	544 (consolidated) (as of September 30, 2015)

(10)	Principal Customers	N/A	Yamae Hisano Co., Ltd. Kokubu Group Corp.

(11)	Main Financing	The Yamaguchi Bank, Ltd. THE NISHI-NIPPON CITY	THE NISHI-NIPPON CITY BANK, LTD.

	Banks	BANK, LTD. Sumitomo Mitsui Trust Bank, Limited	The Bank of Fukuoka, Ltd. Sumitomo Mitsui Banking Corporation

(12)	Major Shareholders and Shareholding Ratio

Marukyu Kyoeikai

8.32%

Masayoshi Miyano

5.99%

The Yamaguchi Bank, Ltd.

4.27%

Kokubu Group Corp.

3.92%

NIPPON ACCESS, INC

3.60%

Nippon Life Insurance Company

3.37%

THE NISHI-NIPPON CITY BANK, LTD.

3.30%

San-esu Nishi-Nippon K.K. 2.40%

Rotary Corporation K.K.

1.62%

The Dai-ichi Life Insurance Company, Limited

1.57%

(as of February 29, 2016)

Kimiyo Saita

17.02%

Yamae Hisano Co., Ltd.

12.86%

Nishi-Nippon Railroad Co., Ltd.

10.00%

Ikeda Kosan, LLC

6.75%

Marukyo Customers Shareholding Association

5.25%

THE NISHI-NIPPON CITY BANK, LTD.

3.69%

HSBC Bank PLC A/C Marathon Fusion Japan Partnership LP (Standing proxy: HSBC Tokyo Branch)

2.33%

Hiroki Sato

1.77%

The Bank of Fukuoka, Ltd.

1.68%

Mitsubishi Shokuhin Co., Ltd.

1.51%

(as of March 31, 2016)

(13)	Relationship Between the Parties

	Capital Relationship	N/A

	Personnel Relationship	N/A

	Business Relationship	N/A

	Status as “Related Parties (kanren toujisha)”	N/A

(14)	Financial Position and Results of Operations for the Past 3 Years

	Retail Partners (Consolidated)			Marukyo (Consolidated)
Fiscal Year End	February 2014	February 2015	February 2016	September 2013	September 2014	September 2015
Consolidated Net Assets	18,541	21,183	25,815	39,263	40,906	42,299
Consolidated Total Assets	37,254	41,316	52,029	48,291	49,850	51,762
Consolidated Net Assets per Share (yen)	746.98	852.10	972.44	2,545.79	2,653.66	2,745.44
Consolidated Sales	83,052	86,088	113,880	84,456	84,350	84,417
Consolidated Operating Income	3,699	3,485	4,408	1,127	1,954	2,455
Consolidated Ordinary Income	3,849	3,911	4,632	1,351	2,185	2,685
Net Income Attributable to Shareholder that is Parent Company	1,839	2,332	4,287	(1,985)	1,842	1,651
Consolidated Net Income per Share (yen)	75.46	95.55	168.60	(128.72)	119.49	107.16
Dividend per Share (yen)	12.00	14.00	16.00	15.50	17.50	15.75

(Unit: millions of yen, unless specified)

Note: Parentheses denote negative figures.

6.	Status of Listed Company After Business Integration

Sole parent company in share exchange
(1)	Name	RETAIL PARTNERS CO., LTD.

(2)	Location	1936 Edomari, Hofu, Yamaguchi

(3)	Names and Titles of Representatives	Toshio Saita, Chairman and Representative Director Yasuo Tanaka, President and Representative Director Yasuyuki Ikebe, Vice President and Representative Director

(4)	Description of Business	Group business management

(5)	Capital	Undetermined at present

(6)	Fiscal Year End	End of February

(7)	Net Assets	Undetermined at present

(8)	Total Assets	Undetermined at present

7.	Outline of Accounting Treatment

It is expected that the Share Exchange will be treated as “acquisition” under the Accounting Standards for Business Combinations (ASBJ Guidance No. 21) and that the purchase method with Retail Partners as the acquirer will apply.  The Share Exchange might generate positive goodwill (or negative goodwill) in the consolidated financial statements of Retail Partners, which will be notified once they are determined.

8.	Future Outlook

The effective date of the Share Exchange is in the next fiscal year of Retail Partners and Marukyo, and therefore the impact on the operating performance of each company for the current fiscal year will be minor.  In addition, the impact on the operating performance for the next and subsequent fiscal years will be promptly announced once it has become clear.

End.

(Reference)                      Consolidated Operating Performance Forecast for Current Fiscal Year (published on July 13, 2016) and Consolidated Results for Previous Fiscal Year of Retail Partners

	Operating Revenue	Consolidated Operating Income	Consolidated Ordinary Income	Net Income Attributable to Shareholders that is Parent Company
Forecast for the Current Fiscal Year (Year ending in February 2017)	135,900 million yen	4,500 million yen	4,700 million yen	2,900 million yen

Results for the Previous Fiscal Year (Year ended in February 2016)	115,900 million yen	4,408 million yen	4,632 million yen	4,287 million yen

(Reference)                      Consolidated Operating Performance Forecast for Current Fiscal Year (published on April 28, 2016) and Consolidated Results for Previous Fiscal Year of Marukyo

	Consolidated Sales	Consolidated Operating Income	Consolidated Ordinary Income	Net Income Attributable to Shareholder that is Parent Company
Forecast for the Current Fiscal Year (Year ending in September 2016)	84,420 million yen	2,500 million yen	2,730 million yen	1,735 million yen

Results for the Previous Fiscal Year (Year ended in September 2015)	84,417 million yen	2,455 million yen	2,685 million yen	1,651 million yen